

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2018

Jeffrey Wolf
Chairman and Chief Executive Officer
Heat Biologics, Inc.
801 Capitola Drive
Durham, NC 27713

> **Re: Heat Biologics, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2018**
> **File No. 333-224039**

Dear Mr. Wolf:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

Description of Securities We are Offering
Pre-Funded Warrants, page 37

1. Please expand your disclosure here, and elsewhere as appropriate, to ensure that all material terms of your pre-funded warrants are described, including any expiration date and anti-takeover features. Please also highlight any material anti-takeover features, such as the mandatory redemption feature, in the prospectus summary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any questions.

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Patrick J. Egan